

December 16, 2022

James Byrd
Chief Executive Officer
Stirling Bridge Group, Inc
37 N. Orange Ave.
Suite 500
Orlando, FL 32801

>   **Re: Stirling Bridge Group Inc**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed December 7, 2022**
>   **File No. 024-12064**

Dear James Byrd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

Amended Offering Statement filed December 7, 2022

Cover Page

1.   Please refer to your response to comment 1. Please revise the first bolded legend on the offering circular cover page to conform with the legend required by Rule 253(f) of the Securities Act. See section (a)(3) of Part II to Form 1-A.

Please contact Robert Arzonetti at (202) 551-8819 or J. Nolan McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance